UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-32422

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

Windstream 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of the principal executive office:

Windstream Corporation

4001 Rodney Parham Road

Little Rock, Arkansas 72212

WINDSTREAM 401(k) PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

As of December 31, 2008 and 2007

WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

WINDSTREAM 401(k) PLAN

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

As of December 31, 2008 and 2007

Report of Independent Registered Public Accounting Firm

To Participants and the Benefits Committee

Windstream 401(k) Plan

Little Rock, Arkansas

We have audited the accompanying statements of net assets available for benefits of the Windstream 401(k) Plan (the “Plan”) as of December 31, 2008 and 2007 and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007 and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ FROST, PLLC

Certified Public Accountants

Little Rock, Arkansas

June 23, 2009

WINDSTREAM 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

As of December 31,

	2008	2007
Cash	$136,689	$940,947

Investments, at fair value:
Common stock	23,545,133	24,817,051
Common collective trust funds	100,412,833	85,625,705
Mutual investment funds	194,744,724	348,871,440
Participant loans	8,143,461	7,407,047

Total investments	326,846,151	466,721,243

Receivables:
Employer’s contribution	832,467	626,076
Due from The Concord Telephone Company Employees’ Savings Plus Plan	—	912,355
Accrued interest and dividends	637,669	625,953
Due from broker	12,035	42,933

Total receivables	1,482,171	2,207,317

Net assets available for benefits at fair value	328,465,011	469,869,507

Adjustment from fair value to contract value for fully benefit-responsive investment contracts (See Note 2)	13,853,416	—

NET ASSETS AVAILABLE FOR BENEFITS	$342,318,427	$469,869,507

The accompanying notes are an integral part of these financial statements.

WINDSTREAM 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the year ended December 31, 2008

ADDITIONS:
Investment income:
Dividend income	$15,388,175
Interest income	498,221
Total depreciation in fair value of investments	(127,938,940)

Net investment loss	(112,052,544)

Contributions:
Employer	13,706,824
Employee	23,832,260
Employee rollovers	686,983

Total contributions	38,226,067

Total additions	(73,826,477)

DEDUCTIONS:
Benefit payments and withdrawals	53,724,603

Total deductions	53,724,603

Total decrease	(127,551,080)

NET ASSETS AVAILABLE FOR BENEFITS:

Beginning of year, January 1, 2008	469,869,507

End of year, December 31, 2008	$342,318,427

The accompanying notes are an integral part of this financial statement.

WINDSTREAM 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

DECEMBER 31, 2008 AND 2007

1.	PLAN DESCRIPTION

The following is a brief description of the Windstream 401(k) Plan (the “Plan”), and the administration thereof and is provided for general information purposes only. Participants should refer to the Plan document or the Summary Plan Description (“SPD”) for a more complete and comprehensive description of the Plan’s provisions. Any discrepancies between the formal Plan document and the SPD will be resolved in favor of the formal Plan document.

General

The Plan is a defined contribution employee benefit plan which includes a cash or wage deferral arrangement that covers eligible bargaining and non-bargaining employees of Windstream Corporation (“Windstream” or the “Company”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Administration

The Plan is administered by the Windstream Benefits Committee (the “Administrator”) which is comprised of the following members of management of Windstream: the Chief Financial Officer, the Senior Vice President of Human Resources, and Vice President of Benefits. Effective July 1, 2006, Merrill Lynch Trust Company, FSB (“Merrill Lynch” or the “Trustee”) became the trustee of the Plan pursuant to the terms of a trust agreement. Merrill Lynch & Company, Inc. is the record keeper for the Plan.

Participation

Each eligible employee is allowed to make rollover contributions to the Plan immediately upon employment with the Company. For all other purposes of the Plan, eligible non-bargaining employees may participate after six months of service with the Company. Certain eligible bargaining employees may participate in the Plan, to the extent specifically provided in their collective bargaining agreement, immediately upon becoming an eligible employee. Prior service with certain other companies may count toward the service requirements of the Plan. Individuals who are not eligible to participate include leased employees, employees covered by a collective bargaining agreement where retirement benefits were the subject of good faith bargaining (unless the collective bargaining agreement where the employees are covered specifically provides for coverage under the Plan), persons not classified as an employee, and nonresident aliens with no U.S. income.

Plan Contributions

Each year, participants may contribute up to 50 percent of their pretax annual eligible compensation to the Plan, as defined in the Plan document. Participant contributions are subject to certain dollar limitations established by the Internal Revenue Service (the “IRS”), each year. For the 2008 plan year, the annual deferral limit was $15,500.

WINDSTREAM 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

1.	PLAN DESCRIPTION, CONTINUED

During the year ended December 31, 2008, Windstream made matching contributions to the Plan in an amount equal to 100 percent of the first 6 percent of each participant’s eligible compensation contributed to the Plan. The Company made its matching contributions as soon as administratively practicable following the end of the payroll period in which the employee contributions were made. After year-end, the Company made a true-up matching contribution to the Plan for participants who did not contribute at an even rate throughout the Plan year.

During the year ended December 31, 2008, the Company made matching contributions in an amount equal to 66 percent of the first 6 percent of eligible compensation contributed to the Plan for participants covered by certain collective bargaining agreements with Valor Telecommunications of Texas, LP, who were actively employed on December 31, 2008. The Company may also make, at its sole discretion, an additional matching contribution. No such contribution was made for the year ended December 31, 2008.

Eligible participants who will attain fifty (50) years of age prior to the end of the applicable Plan year shall be eligible to make catch-up contributions in accordance with, and subject to the limitations of Section 414(v) of the Internal Revenue Code of 1986, as amended (the “Code”).

The contributions are invested according to a participant’s investment election. If no investment election has been made, the contributions are invested in a manner deemed appropriate by the Administrator.

The Plan allows for any eligible employee who was a participant in a plan qualified under Section 401 of the Code and who receives a cash distribution from such plan to make a rollover contribution to the Plan. Such rollover contributions are permitted provided the employee is entitled under Section 402 (c)(1) or Section 408 (d)(3)(A) of the Code to rollover a distribution to another qualified retirement plan.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and related employer matching contributions, as well as the participant’s share of the Plan’s earnings and any related administrative expenses. The Plan’s earnings and administrative expenses, if applicable, are allocated to participants’ accounts based upon participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting, Benefits and Payments

Participants are immediately fully vested in their employee contributions and matching employer contributions to the Plan and the accumulated earnings thereon. Participants become fully vested in their profit sharing accounts transferred from the Windstream Profit Sharing Plan (the “Windstream Plan”) which was merged into and made a part of the Plan effective March 1, 2007, upon normal retirement, death, disability or completion of five or more years of vesting service. Participants or their beneficiaries, as applicable, are entitled to receive distribution of their Plan account when they retire, become permanently disabled, upon death or upon separation from service with the Company. The Plan provides benefits upon early retirement between ages 55 and 65.

WINDSTREAM 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

1.	PLAN DESCRIPTION, CONTINUED

Participants may elect upon termination of employment to defer payment of their account balance if it exceeds $1,000. If a participant’s account balance is equal to or less than $1,000, the account will be automatically distributed. All distributions will be made in the form of a lump-sum payment, unless the distribution is in accordance with a grandfathered provision from a prior plan that merged into the Plan (Note 7). A participant may elect to have a portion of their account invested in Windstream stock to be distributed in shares of Windstream stock. Additionally, actively employed participants may withdraw certain funds from their Plan account with the approval of the Administrator, for “hardship” reasons as defined by the IRS. Effective October 1, 2008, participants may also receive an in-service withdrawal of a portion of their vested account balance on or after attaining age 59 1/ 2. In addition, effective October 1, 2008, participants may withdrawal voluntary after-tax and rollover contributions at anytime.

A participant’s entire interest will be distributed, or begin to be distributed, no later than April 1 of the calendar year in which the participant attains age 70 1/2.

Plan Termination

While it has not expressed any intention to do so, the Administrator and/or Windstream has the right to terminate the Plan. In the event that the Plan is terminated, participants will become fully vested and shall be entitled to receive the entire amount of his/her account balance in accordance with the Plan provisions. Participants in the Plan are entitled to certain rights and protections under ERISA.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Financial Statement Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting reported in accordance with accounting principles generally accepted in the United States of America. The financial statements and supplementary schedule have been prepared to satisfy the reporting and disclosure requirements of ERISA.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Administrator to make estimates and assumptions that affect the amount of assets, liabilities, income and expenses, and disclosures of certain contingent assets and liabilities reported or disclosed in the financial statements. The estimates and assumptions used in preparing the accompanying financial statements are based upon the Administrator’s evaluation of the relevant facts and circumstances as of the dates of the financial statements. Actual results may differ from the estimates and assumptions used in preparing the accompanying financial statements and such differences could be material.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Plan invests in investment contracts through the Merrill Lynch Retirement Preservation Trust Fund. Contract value for this collective trust is based on the net asset value of the fund as reported by the fund manager. The statement of net assets available for benefits is required to present the fair value of this investment as well as the adjustment of the fully benefit-responsive investment from fair value to contract value. The fair value of the Plan’s fully benefit-responsive investment has been adjusted to contract value in the accompanying statement of net assets available for benefits as of December 31, 2008. As of December 31, 2007, the fair value of the Plan’s fully benefit-responsive investment approximated contract value therefore no adjustment had been recorded. The accompanying statement of changes in net assets available for benefits for the year ended December 31, 2008 was prepared based on the contract value of the fully benefit-responsive investment.

WINDSTREAM 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

Investments

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned on the accrual basis. Dividends are recorded on the ex-dividend date.

Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the accompanying financial statements.

The Windstream Stock Fund is designated as an “employee stock ownership plan” that is intended to qualify as a stock bonus plan. This fund was established effective December 28, 2006 and is designed to invest primarily in Windstream stock. In regards to dividends, participants may elect that the dividends be paid in cash or reinvested in Windstream stock through the Windstream Stock Fund.

During 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

Common stock	$(7,911,671)
Common collective trust funds	(3,018,178)
Mutual investment funds	(117,009,091)

Total depreciation in fair value of investments	$(127,938,940)

The following investments represented 5 percent or more of the Plan’s net assets as of December 31:

	2008		2007
Windstream Common Stock	23,545,133		24,817,051
Merrill Lynch Retirement Preservation Trust	99,664,864	**	85,625,705	**
AllianceBernstein Value Fund	*		36,513,835
American EuroPacific Growth Fund	31,429,361		41,840,182
American Growth Fund	21,921,890		37,328,596
BlackRock Total Return II Portfolio	36,985,807		54,764,623
Oakmark International Fund	*		29,478,235
Vanguard Explorer Fund	*		28,096,926
Vanguard Institutional Index Fund	47,946,492		82,360,637

* Investments did not represent 5 percent or more of the Plan’s net assets in the year indicated. ** This amount represents contract value for this investment.

Fair Value Measurements

Effective January 1, 2008, the Plan adopted Financial Accounting Standards Board Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements”, for financial assets and liabilities recognized at fair value. SFAS No. 157 clarified the definition of fair value, established a framework for measuring fair value and expanded the disclosures related to fair value measurements that are included in a plan’s financial statements. It emphasized that fair value is a market-based measurement and not an entity-specific measurement, and that it should be based on an orderly exchange transaction in which a company sells an asset or transfers a liability. SFAS No. 157 also established a framework which prioritizes the inputs to valuation techniques used to measure fair value. The framework requires valuation techniques to maximize the use of observable inputs and minimize the use of unobservable input. The highest priority is given to unadjusted quoted prices in active markets for identical assets (level 1 measurement) and the lowest priority is given to unobservable inputs (level 3 measurement). Level 2 is used for other observable inputs, including quoted prices for similar assets in active markets, quoted prices for identical or

WINDSTREAM 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

similar assets in inactive markets or other market-corroborated inputs. As required by SFAS No. 157, financial assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.

The fair values of the Plan’s assets were determined using the following inputs at December 31, 2008:

		Quoted Price in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	Fair Value	Level 1	Level 2	Level 3
Common stock	$23,545,133	$23,545,133	$—	$—
Common collective trust funds	$100,412,833	$—	$100,412,833	$—
Mutual investment funds	$194,744,724	$194,744,724	$—	$—
Participant loans	$8,143,461	$—	$8,143,461	$—

The Merrill Lynch Retirement Preservation Trust, Merrill Lynch International Index and Northern Trust Global Investments (“NTGI”) – QM Collective Daily Aggregate Bond Index Fund—Lending (“common collective trust funds”) are valued based on the fair value of the underlying assets held by the funds as determined by the fund managers on the last day of the Plan year. The underlying assets are mostly comprised of guaranteed investment contracts (“GICs”) and primarily include investments in bonds, asset-backed and mortgage backed securities. Bonds within the GICs are valued on the basis of last available bid prices or current market quotations provided by dealers or pricing services using pricing matrixes, market transactions in comparable investments, various relationships observed in the market between investments and calculated yield measures based on valuation technology commonly employed in the market for such investments. The fair value of asset-backed and mortgage-backed securities is estimated based on models that consider the estimated cash flows of each tranche based on market observable benchmark yields adjusted to incorporate estimated tranche specific spreads that reflect the unique attributes of the tranche.

Shares of common stock are valued at their quoted market price on the last business day of the year. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end based on the quoted market price. Participant loans are valued at the unpaid principal balance, which approximates fair value. There have been no significant changes in the methodology used to value investments from prior year.

The valuation methods used may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the valuation methods are consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Plan Expenses

As outlined in the Plan document, expenses related to the Plan’s operations are paid from the Plan’s assets unless Windstream elects to pay these expenses. Certain administrative expenses related to the Plan in 2008 were paid by Windstream.

WINDSTREAM 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

3.	EMPLOYER CONTRIBUTIONS RECEIVABLE

Contributions in the amount of $832,467 and $626,076 due to the Plan from Windstream had not been funded or allocated among the Plan’s investments as of December 31, 2008 and 2007, respectively. The employer contributions receivable were funded in cash by the Company and allocated among the Plan’s investment funds, according to participant elections, during April 2009 and 2008, respectively.

4.	PARTICIPANT LOANS

Participants can borrow from their account balances amounts not to exceed 50 percent of their account balance, up to a maximum loan amount of $50,000 in accordance with section 72(p) of the Code. Such loans must be repaid through payroll deductions within five years, unless used to purchase a principal residence. Principal and interest is paid ratably through payroll deductions over the term of the loan. If a participant’s employment terminates with an outstanding loan and the termination was not a result of a divestiture by the Company, the entire loan must be repaid in full. If the loan is not repaid in full, the unpaid portion will be considered taxable income to the individual. Loans are secured by the balance in the participant’s account and bear interest at rates determined by the Administrator upon execution of the loan. Interest rates on the loans outstanding at December 31, 2008 ranged from 2.25 percent to 10.25 percent. The interest rate is calculated by adding 2 percent to the published Prime Rate from The Wall Street Journal.

5.	PLAN AMENDMENTS

Effective January 1, 2009, the employer matching contribution provisions were amended to allow for an annual contribution in an amount equal to: 100 percent of the first 3 percent of each participant’s eligible compensation contributed to the Plan, plus 50 percent of the next 2 percent of each participant’s eligible compensation contributed to the Plan. The Company’s matching contribution will be calculated and made as soon as administratively practicable following the end of the Plan year for each participant employed as of the last day of the Plan year unless this requirement is not met due to retirement, death or disability. Participants covered by a collective bargaining agreement are not eligible for this matching contribution unless their collective bargaining agreement specifically includes such a provision. Additionally, the annual matching contribution for participants covered by certain collective bargaining agreements with Valor Telecommunications of Texas, LP, was changed from an amount equal to 66 percent of the first 6 percent to 50 percent of the first 6 percent of each participant’s eligible compensation contributed to the Plan effective January 1, 2009.

In conjunction with the split off of Windstream Yellow Pages, Inc. from the Company, on November 30, 2007, the Plan was amended to allow continued service credit for each Windstream Yellow Pages, Inc. employee toward the five-year vesting schedule (ending no later than December 31, 2010) of the merged Windstream Profit Sharing Plan (Note 1) as long as the employee continues to be employed by the acquiring business.

Effective September 4, 2007, the distribution provisions of the Plan were amended to allow a non-spousal beneficiary of a deceased participant the option to elect to have a portion of a distribution paid directly to an individual retirement account.

Immediately prior to the merger with Windstream on August 31, 2007, any person who was an employee of The Concord Telephone Company (“CTC”) and was an eligible employee, became a participant in the Plan on the first day of the first payroll period for the plan year ending December 31, 2008.

WINDSTREAM 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

6.	TAX STATUS

The Administrator believes that the Plan is designed and operating in accordance with applicable IRS requirements, and therefore believes the Plan is qualified and is tax-exempt as of the financial statement date for the purposes of Section 401(a) of the Code. Contributions and income of the Plan are generally not taxable to the participants until withdrawals or distributions are made.

7.	MERGER OF OTHER PLANS

The Concord Telephone Company Employees’ Savings Plan (the “CTC Plan”) was merged into and made a part of the Plan, effective December 28, 2007. The trust fund maintained in connection with the CTC Plan was added to the assets of the Plan’s trust fund. Certain protected rights and features under the CTC Plan are included under the Plan. A receivable from the CTC Plan totaling $912,355 is reflected in the statement of net assets available for benefits as of December, 31, 2007 to accrue the final transfer from the CTC Plan as a result of the merger.

8.	PARTY-IN-INTEREST TRANSACTIONS

Plan investments in the Merrill Lynch Retirement Preservation Trust and Merrill Lynch International Index Fund totaled $106,521,894 and $85,625,705 as of December 31, 2008 and 2007, respectively, are shares of common collective trust funds managed by Merrill Lynch. Since Merrill Lynch is the Plan trustee, these transactions qualify as party-in-interest transactions. The Plan permits participants to make loans from the Plan in accordance with section 72(p) of the Code. The Plan also invests in Windstream common stock.

9.	RECONCILIATION TO FORM 5500

As of December 31, 2008 and 2007, the Plan had pending distributions to participants who elected to withdraw from the Plan of $158,486 and $919,861, respectively. These amounts are recorded as a liability in the Plan’s Form 5500; however, these amounts are not recorded as a liability in the accompanying statements of net assets available for benefits in accordance with accounting principles generally accepted in the United States of America.

The following table reconciles the financial statements to the Plan’s Form 5500 as filed by the Company as of December 31, 2008 and 2007, and for the year ended December 31, 2008:

	Benefits Payable	Distributions to Participants	Net Assets Available for Benefits
			2008	2007
Per financial statements	$—	$53,724,603	$342,318,427	$469,869,507
Accrued benefits payable	158,486	158,486	(158,486)	(919,861)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	—	—	(13,853,416)	—
Reversal of prior year benefit payments accrual	—	(919,861)	—	—

Per Form 5500	$158,486	$52,963,228	$328,306,525	$468,949,646

10.	SUBSEQUENT EVENT

Pursuant to the Worker, Retiree, and Employer Recovery Act of 2009, beginning in 2009 a participant may waive the required minimum distribution at age 70 1/2 as discussed in Note 1 above.

Schedule I

WINDSTREAM 401(k) PLAN

Schedule H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

Plan No. 009, EIN 20-0792300

As of December 31, 2008

(a)(b) Identity of issue, borrower, lessor or similar party		(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost (1)	(e) Current value
*	Merrill Lynch Bank USA	Merrill Lynch Retirement Preservation Trust		$85,811,448
*	Merrill Lynch Bank USA	Merrill Lynch International Index		6,857,030
	Northern Trust Global Investments	NTGI-QM Collective Daily Aggregate Bond Index Fund - Lending		7,744,355

	Total common collective trust funds			100,412,833

	Alliance Capital Management LP	AllianceBernstein Value Fund		16,264,892
	American Funds	American EuroPacific Growth Fund		31,429,361
	American Funds	American Growth Fund		21,921,890
	BlackRock Advisors, Inc.	BlackRock Total Return II Portfolio		36,985,807
	Columbia Group	Columbia Small Cap Value Fund		10,581,837
	New York Life Investment Management LLC	MainStay High Yield Corporate Bond Fund		7,632,024
	Deutsche Investment Management Americas Inc.	DWS RREEF Real Estate Securities Fund		10,268,538
	The Vanguard Group	Vanguard Explorer Fund		11,713,883
	The Vanguard Group	Vanguard Institutional Index Fund		47,946,492

	Total mutual investment funds			194,744,724

*	Windstream Corporation	Common Stock, $0.0001 par value		23,545,133

	Total common stock			23,545,133

*	Participant loans	Loans with interest rates ranging from 2.25 percent to 10.25 percent		8,143,461

	Total investments			$326,846,151

* Indicates a party-in-interest.

(1) Not required, as investments are participant-directed.

The accompanying notes are an integral part of this financial schedule.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Windstream 401(k) Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Windstream 401(k) Plan

By: /s/ Brent K. Whittington

Brent K. Whittington

Executive Vice President – Chief Financial Officer

Windstream Corporation

June 23, 2009

WINDSTREAM 401(k) PLAN

FORM 11-K

INDEX OF EXHIBITS

Exhibit No.	Description of Exhibits
(23)	Consent of FROST, PLLC.	(a)

(a)	Filed herewith.